Via Facsimile and U.S. Mail
Mail Stop 6010

July 10, 2007

Robert F. Orlich
President and Chief Executive Officer
Transatlantic Holdings, Inc.
80 Pine Street
New York, New York 10005

Re: Transatlantic Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 001-10545

Dear Mr. Orlich:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief